HAYNES AND BOONE LLP

August 12, 2011

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Matador Resources Company

Form S-1 Registration Statement

Ladies and Gentlemen:

Transmitted herewith on behalf of Matador Resources Company (the “Company”) for filing under the Securities Act of 1933, as amended, is a Registration Statement (with exhibits) on Form S-1, in connection with the proposed offering and sale by the Company of common stock having an aggregate offering price of up to $150 million.

The registration fee in the amount of $17,415.00 has been wired to the SEC account at US Bank.

Please direct any communication regarding this filing to the undersigned.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry

Direct Phone Number: 214.651.5562

Direct Fax Number: 214.200.0620

Janice.Sharry@haynesboone.com